U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 To

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

 Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

NEXT GRAPHITE, INC.

(Exact name of registrant as specified in its charter)

Nevada	90-0911609
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

318 North Carson Street, Suite 208

Carson City, NV 89701 USA

(Address of principal executive offices)

Issuer’s telephone number, including area code: (949) 397-2522

Securities to be registered pursuant to Section 12(b) of the Act: None.

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.0001 per share.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

EXPLANATORY NOTE

We are filing this Amendment No. 1 to the initial Registration Statement on Form 10 of Next Graphite, Inc. that we filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2014 (the “Initial Form 10”) to revise certain disclosures pursuant to a comment letter we received from the SEC regarding the Initial Form 10.

NEXT GRAPHITE, INC.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of Amendment No. 1 to the Annual Report on Form 10-K of Next Graphite, Inc. for the fiscal year ended December 31, 2013 filed herewith as Exhibit 99.1 (the “2013 10-K/A”). None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.

Item 1.  Business.

The information required by this item is contained under the section of the 2013 10-K/A entitled “Item 1. Business.” Such section is in its entirety incorporated herein by reference.

Item 1A.  Risk Factors.

The information required by this item is contained under the section of the 2013 10-K/A entitled “Item 1A. Risk Factors.” Such section is in its entirety incorporated herein by reference.

Item 2.  Financial Information.

The information required by this item is contained under the sections of the 2013 10-K/A entitled “Item 7. Management’s Discussion and Analysis of Financial Condition and Plan of Operation.” Such section is in its entirety incorporated herein by reference.

Item 3.  Properties.

The information required by this item is contained under the section of the 2013 10-K/A entitled “Item 2. Properties.” Such section is in its entirety incorporated herein by reference.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the section of the 2013 10-K/A entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.” That section is incorporated herein by reference.

Item 5.  Directors and Executive Officers.

The information required by this item is contained under the section of the 2013 10-K/A entitled “Item 10. Directors, Executive Officers and Corporate Governance.” Such section is in its entirety incorporated herein by reference.

Item 6.  Executive Compensation.

The information required by this item is contained under the section of the 2013 10-K/A entitled “Item 11. Executive Compensation.” Such section is in its entirety incorporated herein by reference.

Item 7.  Certain Relationships and Related Person Transactions.

The information required by this item is contained under the sections of the 2013 10-K/A entitled “Item 13. Certain Relationships and Related Person Transaction, and Director Independence.” Such section is in its entirety incorporated herein by reference.

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Item 8.  Legal Proceedings.

The information required by this item is contained under the sections of the 2013 10-K/A entitled “Item 3. Legal Proceedings.” Such section is in its entirety incorporated herein by reference.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the sections of the 2013 10-K/A entitled “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.” Such section is in its entirety incorporated herein by reference.

Item 10.  Recent Sales of Unregistered Securities.

On August 28, 2014, the Company consummated a private placement of an aggregate of 170,000 shares of its common stock, par value $0.0001 per share (“Common Stock”), for gross proceeds of $170,000 at a per share price of $1.00 pursuant to a subscription agreement with an accredited investor.

On June 19, 2014, the Company consummated a private placement of an aggregate of 60,000 shares of Common Stock for gross proceeds of $60,000 at a per share price of $1.00 pursuant to a subscription agreement with an accredited investor.

On April 29, 2014, the Company consummated a private placement of an aggregate of 50,000 shares of Common Stock, for gross proceeds of $50,000 at a per share price of $1.00 pursuant to a subscription agreement with an accredited investor.

On March 25, 2014, the Company consummated a private placement of an aggregate of 150,000 shares of Common Stock, for gross proceeds of $150,000 at a per share price of $1.00 pursuant to a subscription agreement with an accredited investor.

On March 14 and March 20, 2014, the Company consummated a private placement of an aggregate of 550,000 shares of Common Stock, for gross proceeds of $550,000 at a per share price of $1.00 pursuant to a subscription agreement with an accredited investor.

On February 3, 2014, the Company consummated a private placement of an aggregate of 271,400 shares of Common Stock, for gross proceeds of $271,400 at a per share price of $1.00 pursuant to a subscription agreement with an accredited investor.

Effective December 16, 2013, a 7.8-for-1 forward stock split of issued and outstanding Common Stock was implemented, which was approved by the Financial Industry Regulatory Authority effective on December 16, 2013 (the “Forward Split”). As a result of the Forward Split, 9,602,569 shares of Common Stock issued and outstanding immediately before the Forward Split increased automatically, and without any further action from the Company’s stockholders, to 74,900,039 shares of Common Stock. The authorized number and par value of Common Stock were unchanged.

On November 14, 2013, the Company issued 1,615,385 pre-split shares of Common Stock to NMC in connection with the option grant closing under the Option Agreement.

On November 14, 2013, AGI entered into a Stock Purchase Option Agreement (the “Option Agreement”) with NMC Corp., a corporation organized under the laws of the Province of Ontario, Canada (“NMC”), whereby NMC granted to AGI an option to purchase 90 ordinary shares, par value one Namibian dollar per share, of Gazania Investments Two Hundred and Forty Two (Proprietary) Limited, a corporation organized under the laws of the Republic of Namibia ("Gazania"), representing 90% of the issued and outstanding shares of Gazania, for $240,000. NMC had entered into an option agreement dated March 29, 2013, as amended on November 4, 2013 (the “Centre Agreement”), with Centre for Geoscience Research CC (formerly known as “Industrial Minerals and Rock Research Centre CC”), a company organized under the laws of the Republic of Namibia ("Centre"), whereby Centre agreed to transfer to Gazania 100% undivided interest in the exclusive prospecting license No. 3895 known as AUKUM originally issued to Centre by the government of the Republic of Namibia on April 4, 2011 and renewed on April 4, 2013 (the “License”). The License grants the right to conduct prospecting operations in the license area called AUKAM located in southern Namibia in the Karas Region within the Betaine district. The license area covers about 49,127 hectares. The only mine in Namibia which has produced graphite is situated in the license area. The ore body lies on the eastern slope of a prominent range of hills which rises 120 to 150 meters above the level of the surrounding sand-covered valleys. The country rock consists almost entirely of grayish, medium-to-coarse grained granite and gneissic rocks of the Namaqualand Metamorphic Complex.

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On November 14, 2013, the Company consummated transactions pursuant to a Share Exchange dated November 14, 2013 by and among the Company and the stockholders of African Graphite, Inc., a Nevada corporation (“AGI” and the “AGI Stockholders”) whereby AGI Stockholders transferred 100% of the outstanding shares of common stock of AGI held by them, in exchange for an aggregate of 1,151,288 newly issued pre-split shares of Common Stock.

Item 11.  Description of Registrant’s Securities to be Registered.

Our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.0001 per share, and 25,000,000 shares of preferred stock, par value $.0001 per share. The following description of our Common Stock is intended as a summary only and is qualified in its entirety by reference to our Articles of Incorporation, as amended, and By-laws. Subject to a special voting rights or restrictions attached to a class of shares, each shareholder shall be entitled to one vote for each share of stock in his or her own name on the books of the corporation, whether represented in person or by proxy.

No business, other than the election of the chairman or the adjournment of the meeting, will be transacted at an annual or special meeting unless a quorum of shareholders, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting. The holders of at least one third of the outstanding voting shares of stock shall constitute a quorum at a meeting of stockholders for the transaction of any business. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting, without prior notice and without a vote if written consents are signed by shareholders representing a majority of the shares entitled to vote at such a meeting, except however, if a different proportion of voting power is required by law, the Articles of Incorporation or these Bylaws, than that proportion of written consents is required. Such written consents must be filed with the minutes of the proceedings of the shareholders of the Corporation.

According to the Articles of Incorporation and the By-laws of the Company, the holders of Common Stock have neither preemptive rights nor cumulative voting rights.  Dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine and shares may be issued pro rata and without consideration to the Corporation's shareholders or to the shareholders of one or more classes or series. Shares of one class or series may not be issued as a share dividend to shareholders of another class or series unless such issuance is in accordance with the Articles of Incorporation and: a majority of the current shareholders of the class or series to be issued approve the issue; or there are no outstanding shares of the class or series of shares that are authorized to be issued as a dividend.

Item 12.  Indemnification of Directors and Officers.

The Nevada Revised Statutes (“NRS”) provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he is not liable pursuant to NRS Section 78.138 or acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. NRS Chapter 78 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he is not liable pursuant to NRS Section 78.138 or acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court or other court of competent jurisdiction in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court or other court of competent jurisdiction shall deem proper.

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Our By-laws provide that the Directors shall cause the Corporation to indemnify a Director or former Director of the Corporation and the Directors may cause the Corporation to indemnify a director or former director of a corporation of which the Corporation is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment inactive criminal or administrative action or proceeding to which he is or they are made a party by reason of his or her being or having been a Director of the Corporation or a director of such corporation, including an action brought by the Corporation or corporation. Each Director of the Corporation on being elected or appointed is deemed to have contracted with the Corporation on the terms of the foregoing indemnity. The By-laws also provide that the Directors may cause the Corporation to indemnify an officer, employee or agent of the Corporation or of a corporation of which the Corporation is or was a shareholder (notwithstanding that he is also a Director), and his or her heirs and personal representatives against all costs, charges and expenses incurred by him or them and resulting from his or her acting as an officer, employee or agent of the Corporation or corporation. In addition the Corporation shall indemnify the Secretary or an Assistance Secretary of the Corporation (if he is not a full time employee of the Corporation and notwithstanding that he is also a Director), and his or her respective heirs and legal representatives against all costs, charges and expenses incurred by him or them and arising out of the functions assigned to the Secretary by the Corporation Act or these Articles and each such Secretary and Assistant Secretary, on being appointed is deemed to have contracted with the Corporation on the terms of the foregoing indemnity.

At present, there is no pending litigation or proceeding involving a director, officer or employee regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 13.  Financial Statements and Supplementary Data.

The information required by this item is contained under the section of the 2013 10-K/A entitled “Next Graphite, Inc. Table of Contents” (and the financial statements referenced therein). That section is incorporated herein by reference.

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

The information required by this item is contained under the sections of the 2013 10-K/A entitled “Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.” Such section is in its entirety incorporated herein by reference.

Item 15.  Financial Statements and Exhibits.

(a)  Financial Statements

The information required by this item is contained under the section of the 2013 10-K/A entitled “Next Graphite, Inc. Table of Contents” (and the financial statements referenced therein). That section is incorporated herein by reference.

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(b)  Exhibits

The exhibits listed on the accompanying exhibit index are filed as part of this Registration Statement on Form 10.

Number	Description

2.1	Share Exchange Agreement (1)

3.1	Certificate of Incorporation of the Company (2)

3.2	Certificate of Amendment of Certificate of Incorporation of the Company (3)

3.3	Amended and Restated By-Laws of the Company

4.1	Specimen of Common Stock Certificate (5)

10.1	Form of Option Agreement by and between AGI and NMC (1)

10.2	Form of Subscription Agreement by and among the Company and investors (1)

10.3	Stock Purchase Agreement by and between AGI and Mohsin Mulla (1)

10.4	Independent Consultant Agreement by and between AGI and Michael Doron (1)

10.5	Independent Consultant Agreement by and between AGI and 360 Partners, LLC (1)

16.1	Letter of LBB & Associates LTD., LLP to the SEC dated January 23, 2014 (4)

21.1	List of Subsidiaries (5)

99.1	Form 10-K/A of the Company for the fiscal year ended December 31, 2013.

Footnotes:

(1)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on November 20, 2013.

(2)	Incorporated by reference to our Registration Statement on Form S-1 filed with the SEC on December 5, 2012.

(3)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on December 18, 2013.

(4)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on December 11, 2013.
(5)	Incorporated by reference to our Annual Report on Form 10-K filed with the SEC on April 15, 2014.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 10, 2014

Next Graphite, Inc.

By:	/s/ Charles C. Bream
Name:	Charles C. Bream
Title:	Chief Executive Officer